On April 25, 2002, the Annual Meeting of Shareholders of The Chile Fund, Inc. (the "Fund") was held and the following matters were voted upon:

(1) To re-elect two directors to the Board of Directors of the Fund.

Name of Directors          For          Withheld
James J. Cattano        4,057,500       3,530,895
Richard W. Watt.        6,724,930         863,465

In addition to the directors re-elected at the meeting, Enrique R. Arzac, George W. Landau and William W.
Priest, Jr. continue to serve as directors of the Fund.


Effective May 13, 2002, Laurence R. Smith was elected as Chairman of the Board of Directors.

(2) A non-binding shareholder recommendation that the Board of Directors take the steps necessary to convert the Fund to an open-end structure or otherwise permit shareholders to realize net asset values for their shares.

For          Withheld       Abstain
4,243,030       1,578,892       88,313